UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934


CENTIV, INC
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
15233P 10 1
(CUSIP number)
Jeff Porter
EDJ Limited
Ben Joseph Partners
Porter Partners
300 Drakes Landing Road
Greenbrae, CA 94904
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  EDJ Limited
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /
                                                              (b)   /x/
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  	GF
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                              /  /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
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NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    1,000,000
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        1,000,000
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

      1,000,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	      /  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.53%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	GR



1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Ben Joseph Partners
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /
                                                              (b)   /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
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4	SOURCE OF FUNDS*

  	GF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                              /  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    1,000,000
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        -1,000,000
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

      1,000,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	      /  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.53%%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	GR


1	NAME OF REPORTING PERSON
  IRS IDENTIFICATION NO. OF ABOVE PERSON

  Porter Partners
-----------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /
                                                              (b)   /x/
-----------------------------------------------------------------------------
3	SEC USE ONLY
-----------------------------------------------------------------------------
4	SOURCE OF FUNDS*

  	GF
-----------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  	PURSUANT TO ITEMS 2(d) or 2(e)	                              /  /
-----------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

  	United States of America
-----------------------------------------------------------------------------
NUMBER OF           7 	SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY        ---------------------------------------------------------
OWNED BY            8	SHARED VOTING POWER
EACH                    1,000,000
REPORTING           ---------------------------------------------------------
PERSON              9	SOLE DISPOSITIVE POWER
WITH                    -0-
                    ---------------------------------------------------------
                    10	SHARED DISPOSITIVE POWER
                        1,000,000
-----------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   	PERSON

      1,000,000
-----------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   	CERTAIN SHARES*	                                   	      /  /
-----------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.53%
-----------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

  	GR


ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Centiv, Inc. ("Centiv"). The principal executive office of Centiv is located at 998 Forest Edge Drive, Vernon Hills, IL 60061.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The names of the persons filing this statement are EDJ Limited ("EDJ Limited"), Ben Joseph Partners ("Ben Joseph Partners"),
    Porter Partners ("Porter Partners"),(collectively, the "Filers").

     (b) The address of the filers is 300 Drakes Landing Road,
   Greenbrae, CA 94904.

     (c) EDJ Limited, an offshore corporation, with respect to the shares of Common Stock owned directly by it. Jeff Porter is the trading advisor for EDJ Limited.

     (d) Ben Joseph Partners, a general partnership, with respect to the shares of Common Stock owned directly by it. Jeff Porter is the general partner for Ben Joseph Partners.

     (e) Porter Partners, a limited partnership, with respect to the shares of Common Stock owned directly by it. Porter Capital Management is the general partner for Porter Partners.

     (f) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (g) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (h) All of the Filers who are natural persons are citizens of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser         Source of Funds         Amount

EDJ Limited             GF                $  200,000
Ben Joseph Partners     GF                $  100,000
Porter Partners		GF                $  200,000


ITEM 4. PURPOSE OF TRANSACTION.

The Filers acquired the Securities reported in this statement for investment purposes with the goal of capital appreciation.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)    Aggregate number and percentage of securities beneficially owned:

EDJ Limited is the direct beneficial owner of 400,000 shares of Common Stock, representing approximately 2.21% of Centiv's Common Stock.
Ben Joseph Partners is the direct beneficial owner of 200,000 shares of Common Stock, representing approximately 1.11% of Centiv's Common Stock. Porter Partners is the direct beneficial owner of 400,000 shares of Common Stock, representing approximately 2.21% of Centiv's Common Stock. Ownership percentages of Common Stock is based upon the fully diluted common shares outstanding (18,096,785).

(b)	The beneficial ownership of the Stock of the persons named in Item 2 of
  	this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power         Dispositive Power
Name           Number     Percent   Sole      Shared     Sole        Shared

EDJ Limited    1,000,000  5.53%     -0-       1,000,000  -0-        1,000,000
Ben Joseph     1,000,000  5.53%     -0-       1,000,000  -0-        1,000,000
Porter Ptnrs   1,000,000  5.53%     -0-       1,000,000  -0-        1,000,000


(c)	Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since February 1, 2003.

                 Purchase               Amount of           Price Per
Name             or Sale    Date        Preferred B Stock   Share ($)

EDJ Limited	     P          03/31/03    40,000	 	      $5.00000
Ben Joseph 	     P          03/31/03    20,000	 	      $5.00000
Porter Ptnrs     P          03/31/03    40,000	 	      $5.00000


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Jeff Porter is the trading advisor for EDJ Limited, general partner of Ben Joseph Partners, and general partner of Porter Capital Management, the general partner of Porter Partners. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 4, 2003



EDJ Limited




By:  /s/  Jeff Porter
Jeff Porter, Trading Advisor


Ben Joseph Partners




By:  /s/  Jeff Porter
Jeff Porter, General Partner


Porter Partners, L.P.



By:  Porter Capital Management, its
     general partner
By:  /s/  Jeff Porter
Jeff Porter, General Partner